SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2017

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

6 Jonathan Netanyahu St.,

Or Yehuda

Israel 60376

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

On September 13, 2017, Vascular Biogenics Ltd. (the “Company”) announced its annual general meeting of shareholders (the “Meeting”) and made available to its shareholders certain other materials in connection with such meeting. Furnished herewith as Exhibits 99.1 and 99.2, respectively, are the following documents relating to the Meeting:

1.	Notice of the 2017 Annual General Meeting of Shareholders to be Held on November 15, 2017 and Proxy Statement.

2.	Proxy card for use in connection with the Company’s Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: September 13, 2017	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit

99.1	Notice of Annual General Meeting of Shareholders to be held on November 15, 2017 and Proxy Statement.

99.2	Proxy card for use in connection with the Company’s Meeting.

4